July 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jeanne Baker
Terence O’Brien Robert Augustin Jane Park

Re:	Yubo International Biotech Limited
Annual Report on Form 10-K for the Year Ended December 31, 2023 Filed April 12, 2024 Response filed June 7, 2024 File No. 000-21320

Ladies and Gentlemen:

This letter is submitted on behalf of Yubo International Biotech Limited, a New York corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance, Office of Industrial Applications and Services (the “Staff”), of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in your comment letter dated June 27, 2024 addressed to Ms. Lina Liu, Chief Financial Officer of the Company (the “Second Comment Letter”), with respect to that certain correspondence filed by the Company on June 7, 2024 in response to comments of the Staff set forth in your comment letter dated May 23, 2024 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Commission on April 12, 2024 (“Form 10-K”). The headings and numbered paragraphs of this letter correspond to the same contained in the Second Comment Letter, and to facilitate your review, the text of the Second Comment Letter has been reproduced herein, followed by the Company’s response to each comment.

Form 10-K for the Year Ended December 31, 2023

Part I, Item 1. Business, page 1

1.

We note your proposed disclosure in future filings in response to our prior comment 6 that Yubo Beijing “has not been involved in any investigations on cybersecurity review initiated by the CAC” and has not received “any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from CAC, CSRC or any other PRC authorities.” In future filings, please revise your disclosure to clearly state whether you, your subsidiaries, or VIEs are covered by permission requirements from the CSRC, CAC or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. We refer to your response to prior comment 6 that you believe that you, your subsidiaries and Yubo Beijing “are not required to obtain permissions from the CSRC” with respect to the operation of your businesses and previous offering of Company’s Class A common stock to the investors and are “not subject to cybersecurity review by the CAC or required to obtain permission or approval from other applicable PRC government authorities” with respect to the operation of your business.

U.S. Securities and Exchange Commission

July 11, 2024

Response to Comment No. 1:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will include following statements under Part I the Company’s Form 10-Q for the quarter ended June 30, 2024 and in future filings with the Commission:

“As of the date hereof, with respect to our securities offering in the United State to foreign investors in the past, under current PRC laws, regulations and rules, we believe that we, our subsidiaries, and Yubo Beijing (i) have not been required to obtain permissions from or complete filings with the CSRC, (ii) have not been required to go through cybersecurity review by the CAC, and (iii) have not received or denied such requisite permissions by the CSRC or the CAC.

Furthermore, other than the uncertainties discussed in ‘Item 1A. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, Yubo Beijing’s business faces potential uncertainty from the PRC government’s policy. Changes in China’s economic, political, or social conditions, or government policies could materially and adversely affect our or Yubo Beijing’s business, financial condition, and results of operations’, we, our subsidiaries, and Yubo Beijing have obtained all necessary permissions and approvals from the PRC government authorities with respect to the business operations in China, including, among others, the Food Operation License Permit and Medical License Distribution Enterprise Filing Certificate. To our knowledge and the knowledge of our subsidiaries and Yubo Beijing, no permissions or approvals from the applicable PRC government authorities have been denied. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we, our subsidiaries, or Yubo Beijing may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we are unable to obtain necessary licenses, permits, filings, or approvals on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against it, and other forms of sanctions. As a result, we, our subsidiaries, and Yubo Beijing’s ability to conduct business, invest into China as foreign investment or accept foreign investment, complete any future offering, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. For further information, see ‘Part I—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Developments’.”

General

2.

We note your proposed disclosure in response to prior comment 13 that your directors and executive officers are not residents in the United States and that significant parts of their assets are located outside of the United States. In future filings, please revise the Enforceability of Civil Liabilities section to clearly discuss the enforcement risks to civil liabilities due to your officers and directors being located in China or Hong Kong and identify each officer and/or director located in China or Hong Kong.

Response to Comment No. 2:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it will include the following revised “Enforceability of Civil Liabilities” subsection in the Company’s Form 10-Q for the quarter ended June 30, 2024 and in future filings with the Commission:

U.S. Securities and Exchange Commission

July 11, 2024

“Enforceability of Civil Liabilities

All of our executive officers and directors, including our Chief Executive Officer and director, Mr. Yang Wang, our President and director, Mr. Jun Wang, our Chief Financial Officer and director, Ms. Lina Liu, and our director, Mr. Zhihui Bai, are residents of China, and almost all of their assets are located in China. As such, there is doubt as to the enforceability in China, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States on us or our directors and executive officers. Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism.

Efforts by shareholders to obtain recourse against our management in U.S. courts will likely also be unavailing. It will be difficult for the shareholders to effect service of process upon members of our management who reside in China. In general, Chinese authorities will not assist in performing the service. China does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. Therefore, even if a shareholder were successful in obtaining judgment against our officer or director in a U.S. court, recognition and enforcement in China of judgments of a court in the U.S. in relation to any matter not subject to a binding arbitration provision may be difficult or impossible to obtain.”

_________________________

We thank the Staff for its review and consideration of the Company’s foregoing responses to the Staff’s comments. If the Staff requires any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Yang Wang, Chief Executive Officer, Yubo International Biotech Limited
Lina Liu, Chief Financial Officer, Yubo International Biotech Limited George Qi, Esq., Greenberg Traurig, LLP